Via EDGAR

November 21, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 000-52710

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 8, 2012

File No. 001-35651

Dear Ladies and Gentlemen:

This letter is our response (the “Response”) to the letter, dated November 7, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition …. Page 4

Consolidated Balance Sheet Review, page 28

Loans, page 33

Asset quality and allowance for credit losses, page 35

One Wall Street, New York, N.Y. 10286

1.	On page 37, you discuss various qualitative factors you consider when determining an additional allowance for each component of the loan portfolio. Please revise future filings to address the following:

•

Discuss how these factors are considered in conjunction with your quantitative analysis of the allowance for loan losses described on the same page. For example, discuss whether you adjust your probability of default and severity of default assumptions used in your quantitative analysis to incorporate your consideration of these factors, whether this adjustment is determined on a loan class basis outside of your quantitative process, whether one overall adjustment is determined and allocated to each loan class based on a weighted average balance or by some other method.

Response:

We do not adjust our quantitative allowance for the qualitative allowance. For example, we do not adjust our probability of default and severity of default assumptions used in our quantitative analysis to incorporate consideration of the qualitative risk factors. See proposed disclosure below.

•

Given the significant judgment involved in determining adjustments due to qualitative factors, describe in more detail how this component of your allowance is calculated and consider disclosing the amount of your allowance for loan losses that is attributable to this adjustment so that a reader may understand trends in this adjustment over time.

Response:

We have not separately disclosed the qualitative portion of our allowance as it is interrelated with the quantitative allowance in determining our estimate of incurred losses. Accordingly, we do no believe separate disclosure of the quantitative portion of our allowance would be meaningful. Movements in the qualitative portion of the total allowance have not had a material impact on BNY Mellon’s quarterly results of operations in 2012. See proposed disclosure below.

•

Discuss how your consideration of these factors has changed over time and how trends in these factors have impacted your results in prior periods. Provide this disclosure in enough detail that a reader may understand whether past historical results are indicative of future trends. For example, one of the items you consider is the level of non-performing loans to non-margin loans. Discuss how your consideration of changes in this ratio has impacted your loss rates for each reported period and quantify the impact where possible. Provide a similar discussion for your other qualitative factors.

Response:

In response to the Staff’s comments, below is proposed additional disclosure to the section entitled “Asset quality and allowance for credit losses” in Management’s Discussion and Analysis of Financial Condition of our future filings. This disclosure will be updated each reporting period to reflect the facts and circumstances at that time; accordingly, our actual disclosure in future filings may not compare precisely with the language set forth below.

“The objective of the qualitative framework is to capture incurred losses that may not have been fully captured in the quantitative reserve which is based primarily on historical data. Management determines the qualitative allowance each period based on judgment informed by consideration of internal and external risk factors. Once determined in the aggregate, our qualitative allowance is then allocated to each of our loan classes based on the respective classes’ quantitative allowance balances with the allocations adjusted, when necessary, for class specific risk factors.

For each risk factor, we calculate the minimum and maximum values, and percentiles in-between, to evaluate the distribution of our historical experience. The distribution of historical experience is compared to the risk factor’s current quarter observed experience to assess the current risk inherent in the portfolio and overall direction/trend of a risk factor relative to our historical experience.

Based on this analysis, we assign a risk level to each risk factor for the current quarter and an aggregate risk level is determined. The risk factors are used to inform management’s judgment for the overall required qualitative allowance. We are unable to quantify the impact of any particular risk factor. A smaller qualitative allowance may be required when our quantitative allowance has reflected incurred losses associated with the aggregate risk level. A greater qualitative allowance may be required if our quantitative allowance does not yet reflect the incurred losses associated with the aggregate risk level.

Our consideration of these factors has remained consistent for the nine-month period ended September 30, 2012. In general, we have not seen significant trends in any of our risk factors resulting in a corresponding change in our qualitative allowance. As a result, the qualitative allowance balance as a percentage of the total allowance has remained stable from December 31, 2011 to September 30, 2012.”

•

Tell us whether you have made any changes to the historical loss periods used for any of your loan classes during the past three years. If so, describe the changes and discuss how these changes affected the qualitative component you applied during the periods.

Response:

We have not made any changes to the historical loss periods used for any of our loan classes during the past three years in our quantitative models.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 or John Park at (212) 635-7080.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas Gibbons
Name:	Thomas Gibbons
Title:	Chief Financial Officer

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